CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT to Establish Global Learning Center at Northeastern State University

October 12, 2010 CNW Group: CIBT Education Group Inc. (NYSE AMEX and TSX symbol: MBA) (“CIBT” or the “Company”) is pleased to announce that it has established an agreement with Northeastern State University ('NSU") of Oklahoma to establish a CIBT Global Learning Center (“GLC”) at NSU’s campus.  In addition, parties are working towards articulation and program delivery agreements to offer transfer credits and student exchange programs so that students from CIBT subsidiaries in Asia and Canada can further their studies at NSU.

This latest initiative exemplifies CIBT's expansion plans for implementing its GLC model into North America's non-profit state owned universities to enable a seamless bridging system between CIBT's Asia operations and North American institutions.  CIBT will establish a GLC at Northeastern State University’s campus that will allow Asian students to initiate their international studies at one of CIBT's overseas campuses located in China, the Philippines, Vietnam, and South Korea, and then transfer their earned credits to one of the GLCs located inside NSU’s campus in Oklahoma, and ultimately enroll in one of NSU's degree programs to earn an NSU degree.

Currently, CIBT has over 20 GLCs operating in various Asian countries and a broadcasting studio in Beijing, China from which courses are delivered to the GLCs.  The Company plans to continue expanding its network of GLCs in China and select countries in Asia, as well as establishing GLCs within strategic US and Canadian partner sites located in the western, central and eastern parts of North America.   Its GLCs are equipped with state of art video conferencing equipment allowing Asian students to communicate live with western instructors through the company’s North American studios and selected centers.

"The establishment of our first North American based Global Learning Center at Northeastern State University marks our first on-the-ground strategic location in the United States to which we can send our Asian students to the United States, and we are proud to be an academic partner with NSU", commented Toby Chu, Vice-Chairman, President & CEO of CIBT.  "By creating this partnership, we foresee many other opportunities to also export NSU's wide variety of programs into CIBT's Global Learning Centers in Asia."

“We are pleased and proud to partner with CIBT in housing their first U.S. Global Learning Center at Northeastern State University in Oklahoma”, Don Betz, President of Northeastern State University commented. “NSU and CIBT share a belief in the importance of access to education as a prerequisite for success in the global knowledge worker era.  The GLC technology linked with NSU’s programs and focus on student success will encourage CIBT’s Asian students to complement their studies in their home countries with continuing studies at NSU in order to complete their degrees. This level of collaboration will create unique opportunities for students and for cross-cultural learning which will serve the students’ career and life-long learning interests.”

About our Global Learning Centers:

CIBT’s Global Learning Centers provide a unique approach to distance learning.  Leveraging the use of cutting edge video conferencing technology and light fibre internet speeds, students can interact live with instructors over different continents without having to study abroad.   The GLC network will increase CIBT’s scalability and mobility to expand rapidly across Asia and North America.  Built on the premises of local universities, these centers will also provide the basis for forming closer alliances with the host university, including the academic credit exchange of degree programs.

About Northeastern State University

The oldest institution of higher learning in the state of Oklahoma and one of the oldest institutions of higher learning west of the Mississippi River, Northeastern State University was established in 1851, with its main campus located in Tahlequah, Oklahoma, and two other campuses in Muskogee and Broken Arrow, Oklahoma.  NSU is the fourth largest university in Oklahoma with 900 staff members and a graduating class of 1,813 students during the past academic year.   The university currently enrolls 9,261 undergraduate and graduate students.  NSU offers 69 undergraduate degrees, 18 graduate degrees, and 13 pre-professional programs in five colleges (Business & Technology, Liberal Arts, Education, Optometry, and Health & Science Professions).

About CIBT Education Group:

CIBT is an education management company with a special focus on the global education market.  It owns and operates a network of business, technical and language colleges, and cooperative joint programs at 68 locations in 18 countries through which it delivers Western and Chinese accredited business and management degree programs, college preparation programs, automotive maintenance programs, IT programs, hotel management and tourism programs, language training and certification programs and career/vocational programs.  Its subsidiaries, CIBT School of Business China, King George International College, King George International Business College, and Sprott-Shaw Colleges, which is comprised of Sprott-Shaw Degree College, Sprott-Shaw Community College (established in 1903) and Sprott-Shaw International Language College, possess a combined operating history of over 136 years in China's and Canada’s education sectors.  In addition to its wholly-owned subsidiaries, CIBT is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines and the WyoTech Institute for China.  CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.  In 2008, the Irix Design Group was ranked 15th in the list of biggest ad agencies in Greater Vancouver by the “Business in Vancouver” newspaper.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-800-574-0901* ext. 318 Email: info@cibt.net

Legal Notice Regarding Forward-Looking Statements: "Forward-looking Statements" as defined in the Private Securities Litigation Reform Act of 1995 may be included in this news release. These statements relate to future events or CIBT’s future financial performance. These statements are only predictions and may differ materially from actual future results or events. CIBT disclaims any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments or otherwise. There are important risk factors that could cause actual results to differ from those contained in forward-looking statements, including, but not limited to, risks associated with changes in general economic and business conditions, actions of CIBT’s competitors, the extent to which CIBT is able to develop new services and markets for their services, the time and expense involved in such development activities, the level of demand and market acceptance of their services and changes in our business strategies.

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

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